GreenHunter Energy, Inc.

1048 Texan Trail

Grapevine, TX 76051

January 18, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney

Re:	GreenHunter Energy, Inc.
Registration Statement on Form S-1
File December 8, 2011
File No. 333-178386

Ladies and Gentlemen,

On behalf of GreenHunter Energy, Inc. (the “Company”), set forth below are the Company’s responses to Staff comments made by letter dated January 3, 2012 (the “Comment Letter”), in connection with the filing of the Company’s Registration Statement on Form S-1, filed December 8, 2011 (Registration No. 333-178386) (the “S-1”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

General

1.	We note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed, based on the maximum number of shares offered and the mid-point of an offering range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include all information except information you may exclude in reliance upon Rule 430A.

Company Response: The Company acknowledges its understanding of the Staff’s comment. The Company confirms that it will not circulate copies of the registration statement or the preliminary prospectus until it includes all information except information it may exclude in reliance upon Rule 430A.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Company Response: The Company acknowledges its understanding of the Staff’s comment and will coordinate with FINRA.

3.	Please ensure all disclosures in the registration statement are up to date. In this regard, we note your statement on page 32 that you anticipate the first closing of a certain acquisition to occur on November 30, 2011, a date prior to the initial filing of the registration statement.

Company Response: The Company acknowledges its understanding of the Staff’s comment and has updated the registration statement and preliminary prospectus accordingly.

Outside Front Cover Page of the Prospectus

4.	The “Calculation of Registration Fee” table indicates that in addition to the 10% Series C Cumulative Preferred Stock and warrants to purchase common stock, you are attempting to register the offer of the common stock underlying the warrants and the offer of the common stock issuable upon conversion of the preferred stock in the event of a change in control. Please disclose the title and amount of the common stock offered on the outside front cover page of the prospectus. Refer to Item 501(b)(2) of Regulation S-K. For the common stock, please also provide the information required by Items 501(b)(3) and (4). You should also discuss the offering of the common stock under “The Offering” in the prospectus summary.

Company Response: The Company has revised the outside front cover page of its preliminary prospectus and has discussed the offering of the common stock in the prospectus summary.

Use of Proceeds, page 21

5.	Please revise this section so that it also addresses how you intend to use the proceeds from the exercise of the warrants.

Company Response: The Company has revised this section to address how it intends to use the proceeds from the exercise of the warrants.

6. Please disclose the approximate amount of proceeds intended to be used for each purpose you identify in this section. Additionally, please indicate the order of priority for the purposes you identify, and discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Item 504 of Regulation S-K and Instruction 1 thereto.

Company Response: The Company has revised its disclosure to indicate with more specificity the principal purposes for which the net proceeds are intended to be used, the approximate amount intended to be used for each identified use, and its plans in the event that substantially less proceeds are obtained by the Company from the offering.

Determination of Offering Price, page 22

7.	Please clarify the reference to a “rights offering” in the last sentence of the first paragraph.

Company Response: The Company acknowledges the Staff’s comment and has removed the quoted statement from the prospectus.

Undertakings, page 11-2

8.	Please revise this section to remove the Rule 430B undertaking, or tell us why you believe you are eligible to rely on Rule 430B. Please also remove the undertaking in paragraph (b) as you do not incorporate subsequent Exchange Act documents by reference.

Company Response: The Company has removed the Rule 430B undertaking and the identified undertaking in paragraph (b).

9.	If you intend to rely on Rule 430A, please include the undertaking required by Item 512(i) of Regulation S-K.

Company Response: The Company has revised its registration statement to include the undertaking required by Item 512(i) of Regulation S-K.

Signatures

10.	Please have your controller or chief accounting officer sign the registration statement in that capacity. Refer to Instruction 1 to Form S-1.

Company Response: The Company has revised its signature page to indicate that its Chief Financial Officer is also the Company’s Principal Accounting Officer and accordingly signs the registration statement in that capacity.

Exhibits

11.	We note that you undertake to file certain exhibits, including the form of underwriting agreement and the legality and tax opinions, among others, in an amendment to the registration statement. Please understand that we will need adequate time to review these materials prior to effectiveness of the registration statement.

Company Response: The Company acknowledges its understanding of the Staff’s comment.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (463) 293-2641.

Sincerely,

GreenHunter Energy, Inc.

/s/ Morgan F. Johnston

Morgan F. Johnston

Senior Vice President, General Counsel, and Secretary